UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 15, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                      Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following document is being submitted herewith:
•	Press Release dated June 15, 2011.

•	Press Release dated June 22, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge to present at the BMO Capital Markets 2011 North American Pipelines and Utilities Conference
CALGARY, Alberta, June 15, 2011 — Richard Bird, Executive Vice President, CFO & Corporate Development, will be participating in a panel discussion at the BMO Capital Markets 2011 North American Pipelines & Utilities Conference in Toronto, Ontario, on Wednesday, June 22, 2011 at 8:30am EDT.
To listen to the webcast, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/InvestorRelations/Events.aspx on Wednesday June 22, 2011.
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells, geothermal and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy Jarvis Investment Community (403) 231-5719 Email: guy.jarvis@enbridge.com	Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, June 22, 2011 — Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective July 1, 2011.
For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall increase of approximately $32 annually. This is primarily due to increased commodity costs.
Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $7 annually. This is primarily due to decreased costs for transporting natural gas.
The total effect on a customer’s bill depends on how much gas a customer uses.
The costs to transport gas to our franchise area are passed on to customers without mark-up.
Effective July 1, 2011, Enbridge Gas Distribution’s Gas Supply Charge will increase from 13.98 cents per cubic metre (¢/m 3) to 14.93 ¢/m 3. The Cost Adjustment includes a refund on Gas Supply of 1.85 ¢/m 3. Combined, these result in an effective Gas Supply Charge of 13.08 ¢/m 3.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.
Natural gas is the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average about 51 per cent less expensive than electricity and about 51 per cent less expensive than oil.**
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from August 2006 to July 2011. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including July 2011 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in May 2011. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of April 2011. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Chris Meyer
Tel: 416-753-6626
chris.meyer@enbridge.com